Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Buenos Aires

February 5, 2018

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

I am writing to inform you that, as of February 2, 2018, Grupo Financiero Galicia S.A. (the “Company”), has completed the sale of its 3% minority stake in Compañía Financiera Argentina S.A. to Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. The Company has proposed a purchase price of Ps. 31,281,034 in exchange for the shares.

The purchase price is subject to the approval of the buyers, who have the right to object for up to 45 consecutive days beginning on January 29, 2018.

It is not anticipated that the transaction will have a significant impact on the shareholders’ equity.

Yours faithfully,

Jose Luis Ronsini

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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